UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2026

Commission File Number: 001-42473

LOGPROSTYLE INC.

1-2-3 Kita-Aoyama

Minato-ku, Tokyo 107-0061, Japan

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

On or about June 5, 2026, LogProstyle Inc. (the “Company”) released a Notice of Convocation (the “Notice”) of the Company’s Annual General Meeting of Shareholders (the “Meeting”) to be held on Tuesday, June 30, 2026 at 9:00 a.m. (Eastern Time)/10:00 p.m. (Japan Standard Time), in Tokyo, Japan, for the following purpose, as more fully described in the Notice:

Matters to be Reported:

The Business Report and the Non-Consolidated Financial Statements for the 9th Fiscal Year (April 1, 2025 to March 31, 2026)

Matters to be Resolved:

Proposal: Election of Six (6) Directors

Shareholders are encouraged to read the Notice, a copy of which is attached hereto as Exhibit 99.1 and incorporated herein by reference, which includes, among other things, non-consolidated financial statements for the 9th fiscal year, prepared in accordance with Japanese generally accepted accounting principles, a business report for the 9th fiscal year, and information with respect to the directors proposed for election.

Also on or about June 5, 2026, the Company released a proxy card (the “Proxy Card”), a copy of which is attached hereto as Exhibit 99.2 and incorporated herein by reference.

This report on Form 6-K does not constitute a proxy solicitation. Shareholders wishing to attend, and/or vote their shares at, the Meeting should refer to, and follow the instructions set forth in, the Notice and the Proxy Card.

EXHIBIT INDEX

Exhibit No	Description
99.1	Notice of Convocation of the 9th Annual General Meeting of Shareholders.
99.2	Proxy Card.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LOGPROSTYLE INC.

Date: June 5, 2026	By:	/s/ Yasuyuki Nozawa
Yasuyuki Nozawa
Chief Executive Officer, President, and Representative Director